Exhibit 12.1

RATIO OF  EARNINGS TO FIXED CHARGES AND OF EARNINGS TO COMBINED FIXED CHARGES
AND PREFERRED DIVIDENDS

The following table sets forth the calculation of our ratios of earnings to fixed charges and of earnings to combined fixed charges and preferred stock dividends for the periods shown (dollars in thousands).

	Year Ended December 31,2010		Period commencing Sept. 22, 2009 through December 31, 2009

Net income before taxes	11,887		(1,008)
Add: fixed charges (interest expense)	5,279		26
Earnings as adjusted:	17,166		(982)
Fixed Charges: (interest expense + preferred dividend)	5,279		26
Interest Expense	5,279		26
Preferred Dividends	-		-
Ratio of earning to fixed charges	3.25	x	(37.77x	)
Ratio of earning to combined fixed charges and preferred
stock dividends	3.25	x	(37.77x	)